[REALNETWORKS, INC. LETTERHEAD]
April 28, 2009
Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Kronforst, Accounting Branch Chief David Edgar, Staff Accountant

Re:	RealNetworks, Inc. Form 10-K for the Year Ended December 31, 2008 File No. 000-23137
Dear Mr. Kronforst:
     RealNetworks, Inc. (the “Company”) submits this letter in response to the comments contained in the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated April 14, 2009 (the “Comment Letter”) relating to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“2008 Form 10-K”). For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Valuation of Goodwill, page 38
1.	We note your statement on page 34 that “the continued downturn in the economy may result in additional impairments to our assets in future periods, particularly goodwill, other intangible assets and long-lived assets.” In light of this uncertainty, please tell us what consideration you gave to providing

United States Securities and Exchange Commission
April 28, 2009

quantitative and qualitative disclosure of the sensitivity of your goodwill, intangible, and long-lived asset valuations to changes in your methodologies and assumptions. See Section V of SEC Release No. 33-8350.
Response: In preparing the disclosure relating to critical accounting policies and estimates for the valuation of goodwill, other intangible assets and long-lived assets in our 2008 Form 10-K, we reviewed the nature of the estimates and assumptions underlying the valuation of those assets and considered how variable and/or uncertain those estimates and assumptions were, particularly in light of the broader economic conditions. Section V of SEC Release No. 33-8350 indicates that disclosure about critical accounting estimates or assumptions should be provided in MD&A where (1) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or susceptibility of such matters to change and (2) the impact of the estimates and assumptions on financial condition or operating performance is material. Among other things, this disclosure should describe the reasons why a company’s accounting estimates or assumptions bear the risk of change and analyze their sensitivity to change.
Our valuation of goodwill, other intangible and long-lived assets, is based upon estimates and assumptions relating to the Company’s future revenue, cash flows, operating expenses, costs of capital and capital purchases. These estimates and assumptions are complex and subject to a significant degree of judgment with respect to the following qualitative factors:
•	Cash flows of our long-term operating plan;

•	Market and interest rate risk; and

•	Risk-commensurate discount rates and cost of capital.
Additional factors we considered include market capitalization and reasonable control premium to market capitalization.
In the MD&A disclosure in our 2008 Form 10-K, we disclosed the risk of future impairment of goodwill and long-lived assets due to declines in future revenue or cash flows or adverse changes in our business climate, among other factors, under “Operating Expenses—Impairment of Goodwill and Long-Lived Assets.” In addition, in “Critical Accounting Policies and Estimates—Valuation of Long-Lived Assets” in MD&A in our 2008 Form 10-K, we disclosed that the impairment analysis for long-lived assets is based on significant assumptions of future operating results, including revenue and cash flow projections. Given the complexity of these factors, the numerous inputs and assumptions

United States Securities and Exchange Commission
April 28, 2009

used in calculating the impairment and the fact that the inputs could change independently from each other, it would be impracticable to quantify the sensitivity of our goodwill, other intangible assets and long-lived assets to changes in our assumptions. We will enhance our disclosure in future filings to describe the qualitative factors upon which our accounting estimates and assumptions relating to valuation of goodwill, other intangible assets and long-lived assets are based and to highlight more clearly that these estimates and assumptions may vary period to period, the reasons for such variability and that different assumptions could materially impact the fair value of these assets.
* * * * *
     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 674-2529, or Patrick Schultheis of Wilson Sonsini Goodrich & Rosati at (206) 883-2501, with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted, RealNetworks, Inc.
/s/ Michael Eggers
Michael Eggers
Senior Vice President and Chief Financial Officer

cc:	Robert Glaser, Chairman and CEO
Robert Kimball, Executive Vice President and General Counsel
RealNetworks, Inc.

Patrick J. Schultheis, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Mark Gibson
KPMG LLP